October 22, 2010

H. Roger Schwall, Assistant Director
c/o Caroline Kim, Esq., Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549

Re:          Queensridge Mining Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1, filed September 30, 2010
File No. 333-168775

Dear Mr. Schwall:

We write on behalf of Queensridge Mining Resources, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated Ocotber 15, 2010 by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporate Finance commenting on the Company’s Amendment No. 1 to its Registration Statement on Form S-1, filed September 30, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
We note that the letter you provided to us dated September 29, 2010, does not include the precise language set forth in our comment letter.  For example, you state that the “company many (sic) not assert staff comments” as a defense.  Please provide us with a new written statement using the precise language specified in the bullet points at the end of this letter.

Response:  A corrected acknowledgement letter from the Company is submitted with this response.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
October 22, 2010

2.	We remind you of prior comments 1 and 2 from our letter to you dated September 8, 2010.

3.
We remind you of prior comments 11 and 12 from our letter to you dated September 8, 2010.  Disclose all pertinent details, including the dates of such agreements, and in the case of Mr. Stromer’s commitment to “fund our legal and accounting compliance expenses,” any dollar or time limitations the commitment contains, if any.  If there are no such limitations, disclose that fact explicitly.

Response: The following disclosure has been added to the Liquidity and Capital Resources section on Page 33 of the Registration Statement:

“In order to ensure our continuing regulatory compliance, Mr. Stromer made this commitment to the company concurrently with the initial filing of the registration statement of which this prospectus forms a part, on August 12, 2010.  There are no limits as to time or dollar amount on Mr. Stromer’s commitment in this regard.”

Additional disclosures have also been added to the section on Certain Relationships and Related Transactions on Page 37 of the Registration Statement.  Specifically,

•
The following language has been added to the discussion regarding the Commercial Lease Agreement:  “We entered into the Commercial Lease Agreement on February 1, 2010.  The lease runs for a term of two years and expires on February 1, 2012.”

•
The following language has been added to the discussion of Mr. Stromer’s commitment to fund the Company’s ongoing legal and accounting compliance expenses: “In order to ensure our continuing regulatory compliance, Mr. Stromer made this commitment to the company concurrently with the initial filing of the registration statement of which this prospectus forms a part, on August 12, 2010.  There are no limits as to time or dollar amount on Mr. Stromer’s commitment in this regard.”

•
The following language has been added to the discussion of small advances made to the company by Mr. Stromer: “These funds were advanced to us over the course of February through June of 2010.  Our obligation to repay these funds is unsecured, does not bear any interest, and has no specific due date for repayment.

U.S. Securities and Exchange Commission
Division of Corporate Finance
H. Roger Schwall, Assistant Director
October 22, 2010

4.
Provide explicit disclosure regarding the apparent absence of any arrangements or commitments to provide funding for your other ongoing operating costs.  Also update more precisely when you anticipate that you will exhaust your cash and when you will exhaust your working capital.  We note your continued references at page 33 and elsewhere to the “first two-three quarters of our fiscal year beginning June 30, 2010.”

Response:  The first Risk Factor, which begins on page 7 of the registration statement, has been clarified to state that the Company’s cash on hand is expected to meet its requirements through the end of the third quarter of the company’s current fiscal year.  In addition, the following language has been added to the risk factor:

“At this time, we do not have any commitments or other arrangements in place for the funding of our planned exploration activities and related operating costs beyond the end of the third quarter of our fiscal year beginning June 30, 2010.  We therefore face a significant risk that we will be unable to complete the entirety of the exploration program set forth in this prospectus.”

Similar clarification and additional risk disclosure has been added to the Liquidity and Capital Resources section on Page 33 of the registration statement.

Financial Statements

Note 2 – Mineral Properties, page F-7

5.
We note your revised disclosure responding to prior comment 24, indicating that you have expensed the costs of acquiring certain mineral claims as exploration costs since your mineral claims are unproven at this time.

Please note that mineral property, including mineral claim, acquisition costs can be capitalized even when you are in exploration stage and the claims are unproven, but that such acquisition costs are subject to impairment assessment as indicated in your Note 1. Exploration costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise.  On the other hand, the costs incurred after mineral reserves have been established are considered development costs when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.

Please modify your accounting policy disclosure to differentiate among acquisition, exploration and development costs, including clarifying whether your costs incurred were acquisition or exploration in nature, and to ensure correlation of these terms with your reserve findings and stage of operations, based on the definition set forth in Industry Guide 7.

Response:  Upon further review of this issue, the Company has determined that the $3,000 in costs expended with regard to the mineral property were acquisition costs related to the electronic staking and research-based evaluation of the Company’s mining claim performed by its consulting geologist.  Because the claim is unproven at this time, the Company has fully impaired the property.

The Company’s financial statements have been amended accordingly to reflect the mineral property at $0 value on the balance sheet and to reflect the $3,000 impairment item in the statement of operations and the statement of cash flows. In addition, Notes 1 and 2 to the financial statements have been amended to reflect these matters and to more fully discuss the Company’s impairment policy.

Following the amendments to the financial statements, Silberstein Ungar, PPLC issued an updated audit opinion dated October 21, 2010, which is included in the registration statement.

Please feel free to contact me should you require additional information.

Very truly yours,

/s/ Puoy K. Premsrirut
Puoy K. Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)

Queensridge Mining Resources, Inc.
1802 NORTH CARSON STREET, SUITE 212
CARSON CITY, NEVADA 89701
Phone: (702) 596-5454

October 22, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549-3561

Attn:           H. Roger Schwall, Assistant Director

Re:         Queensridge Mining Resources, Inc.
Registration Statement on Form S-1, filed August 11, 2010
Your File No. 333-168775

Dear Mr. Schwall:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 8, 2010 by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Queensridge Mining Resources, Inc.

By:          /s/ Phillip Stromer
Phillip Stromer
Chief Executive Officer, Chief Financial Officer, Principle Accounting Officer and sole Director